               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*



                  Duramed Pharmaceuticals, Inc.
_________________________________________________________________
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
_________________________________________________________________
                 (Title of Class of Securities)

                          266354  10  9
_________________________________________________________________
                         (CUSIP Number)

           E. Thomas Arington, 7155 East Kemper Road,
                     Cincinnati, Ohio  45249
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 24, 1999
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     CUSIP NO. 266354  10  9
_________________________________________________________________

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)


     E. Thomas Arington
_________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                 (a)   [ ]
                                                        (b)   [ ]
_________________________________________________________________
3)   SEC USE ONLY

_________________________________________________________________
4)   SOURCE OF FUNDS

     PF
_________________________________________________________________
5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


_________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen
_________________________________________________________________
 _______________________________________________________________
|                    |                                          |
| NUMBER OF SHARES   |  7) Sole Voting Power        857,453.6408|
| BENEFICIALLY OWNED |__________________________________________|
| BY EACH REPORTING  |  8) Shared Voting Power      151,919     |
| PERSON WITH        |__________________________________________|
|                    |  9) Sole Dispositive Power   857,453.6408|
|                    |__________________________________________|
|                    | 10) Shared Dispositive Power 151,919     |
|_______________________________________________________________|

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,009,372.6408
_________________________________________________________________
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) [ ]

_________________________________________________________________

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
_________________________________________________________________
14)  TYPE OF REPORTING PERSON (See Instructions)

     IN
_________________________________________________________________

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Item 1. Security and Issuer

        This statement relates to the common stock, $.01 par value (the "Common Stock"), of Duramed Pharmaceuticals, Inc. ("Duramed"). The address of Duramed's principal executive offices is 7155 East Kemper Road, Cincinnati, Ohio 45249.


Item 2. Identity and Background

        This statement is filed by E. Thomas Arington, whose business address is 7155 East Kemper Road, Cincinnati, Ohio 45249. Mr. Arington is the Chairman of the Board, President and Chief Executive Officer of Duramed, a manufacturer of prescription drug products. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Arington is a citizen of the United States of America.


Item 3. Sources and Amount of Funds or Other Consideration

        On March 24, 1999, Mr. Arington exercised options, granted under Duramed's 1988 Stock Option Plan, as amended and restated, to purchase 500,000 shares of Common Stock. The options had an exercise price of $1.13 per share. Mr. Arington paid cash for the shares of Common Stock.


Item 4. Purpose of Transaction

        The purpose of Mr. Arington's option exercise was to increase his equity ownership of Duramed.

        See also the information provided under Items 5 and 6 below.

        Although no definite arrangements have been made, Mr. Arington presently intends to sell a sufficient number of shares of Duramed Common Stock as needed to retire approximately $800,000 of outstanding bank debt. Such sales, if carried out, would occur prior to the end of 1999. Other than as described above, Mr. Arington has no plans or proposals in his capacity as a stockholder which relate to or would result in any of the actions identified in Item 4 of this Schedule.


Item 5. Interest in Securities of the Issuer

        As of May 31, 1999, Duramed had outstanding 17,924,873 shares of Common Stock. Mr. Arington is the beneficial owner of 1,009,372.6408 shares of Duramed's Common Stock representing approximately 5.4% of that Common Stock, as
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computed in accordance
with Rule 13d-3(d)(1).  Of these 1,009,372.6408 shares, 803,343 are shares to which Mr. Arington has the currently-exercisable right to purchase pursuant to his outstanding stock options.
See Item 6 below.

        Mr. Arington has sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of 857,453.6408 shares beneficially owned by him. He has shared power to vote or direct the vote, and shared power to dispose or direct the disposition of 151,919 shares beneficially owned by him.

        In addition to the option exercise described in Item 2 above, Mr. Arington gifted 30,100 shares on March 24, 1999 and has made the following sales:

       Date              Shares Sold        Price Per Share
       ____              ___________        _______________

  March 29, 1999             10,000              $10.50
  March 30, 1999              5,000               10.00
  March 31, 1999             10,000                9.618
   April 8, 1999              5,000                8.50
  April 12, 1999              5,000                8.50
    May 14, 1999            130,000               13.1466
    May 21, 1999              1,300               17.00
    May 21, 1999             14,700               16.6875

All of the sales were made in brokerage transactions in the over-the-counter market. Mr. Arington has engaged in no other transactions in the Common Stock of Duramed within the past 60 days.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Mr. Arington has the currently-exercisable right to purchase 254,685 shares of Common Stock pursuant to the terms of his Amended and Restated Employment Agreement with Duramed. The Amended and Restated Employment Agreement provides for adjustment in the number of shares and the per share option price in certain events so as to prevent dilution of the options. In addition, Mr. Arington currently holds options to purchase 788,658 shares of Common Stock which were granted under the terms of Duramed's 1988 and 1997 Stock Option Plans. Of these, options for 548,658 shares are currently exercisable or become exercisable within 60 days of May 31, 1999. The purpose of any exercise of these options would be to increase Mr. Arington's ownership in Duramed.

         There are no contracts, arrangements, understandings or relationships existing between Mr. Arington and any party other than as described above relating to his shares of Duramed Common
Stock.



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Item 7.  Material to be Filed as Exhibits

         (a)   Power of Attorney (filed as an Exhibit to
               Mr. Arington's original Schedule 13D and incorporated herein by reference).

         (b) Amended and Restated Employment Agreement dated as of January 12, 1990 (filed as an Exhibit to
               Amendment No. 3 to the Reporting Person's
               Schedule 13D filed January 26, 1990 and
               incorporated herein by reference).

         (c)   1988 Stock Option Plan (filed as an Exhibit to
               Duramed's Proxy Statement for the 1993 Annual
               Meeting of Stockholders and incorporated herein by reference).

         (d)   1997 Stock Option Plan (filed as an Exhibit to
               Duramed's Proxy Statement relating to the 1997
               Annual Meeting of Stockholders and incorporated herein by reference).

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ E. Thomas Arington*
                                 ________________________________
                                 E. Thomas Arington


Date:  As of the 24th day of June, 1999.

*  Pursuant to Power of Attorney



/s/ Timothy E. Hoberg
_______________________________
Timothy E. Hoberg
Attorney-in-Fact